UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 4, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Cash Tender Offer - Decrease in Tender Cap dated 04 April 2013

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 4, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 4, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

April 4, 2013

BARCLAYS BANK PLC ANNOUNCES DECREASE IN TENDER CAP FOR CASH TENDER OFFER FOR 6.05% FIXED RATE SUBORDINATED NOTES DUE 2017 AND 5.140% LOWER TIER 2 NOTES DUE OCTOBER 2020

Barclays Bank PLC (the "Issuer") announced on April 3, 2013 that with respect to its previously announced cash tender offer which commenced on March 26, 2013 (the "Tender Offer") to holders of the Issuer's 6.05% Fixed Rate Subordinated Notes due 2017 (CUSIP/ISIN: 06739G AE9 / US06739GAE98 / XS0334249223)and 5.140% Lower Tier 2 Notes due October 2020 (CUSIP/ISIN: 06739G BP3 / US06739GBP37) (the "Notes"), it decreased the maximum aggregate principal amount of Notes the Issuer will accept in the Tender Offer (the "Tender Cap") from US$1,000,000,000 to US$850,000,000.

The remaining terms and conditions of the Tender Offer, which are unchanged, are set forth in an offer to purchase dated March 26, 2013 (the "Offer to Purchase").

Holders are advised to carefully read the Offer to Purchase for full details of, and information on the procedures for participating in, the Tender Offer, as amended by this announcement.Capitalized terms used and not otherwise defined in this announcement have the meanings given to them in the Offer to Purchase.

The Issuer reserves the right, in its sole and absolute discretion, not to accept any Tender Instruction, not to purchase Notes or to extend, re-order, withdraw, terminate or amend the terms and conditions of the Tender Offer at any time following the announcement of the Tender Offer (subject to applicable laws and regulations), as described in the Offer to Purchase under the heading "The Tender Offer-Extensions, Amendments and Termination." Details of any such extension, re-order, amendment, withdrawal or termination will be notified to the holders as soon as possible after such decision.

A tender of Notes may only be made by the submission of a valid Tender Instruction. The acceptance of Notes for purchase pursuant to the Tender Offer is subject to the satisfaction of certain financing and other conditions, including those set out in the Offer to Purchase under the heading "The Tender Offer-Conditions to the Tender Offer."

Notes validly tendered prior to the Early Participation Deadline, including any Notes tendered prior to this announcement, may be withdrawn by or on behalf of a holder at any time prior to the Early Participation Deadline, but not thereafter, by delivering a written notice of withdrawal, or a facsimile of one, with the required information as set forth in the Offer to Purchase to the Tender Agent prior to the Early Participation Deadline. Notes tendered after the Early Participation Deadline but prior to the Expiration Deadline may be withdrawn by or on behalf of a holder any time prior to 5:00 p.m., New York City time, on April 25, 2013, unless extended (the "Withdrawal Deadline"), but not thereafter, by delivering a written notice of withdrawal, or a facsimile of one, with the required information as set forth in the Offer to Purchase to the Tender Agent prior to the Withdrawal Deadline.

Expected Timetable of Events

The times and dates below are indicative only, and are unchanged from the times and dates set forth in the Offer to Purchase.

Time and Date _________________________________________________________________________	Event ____________________________________________________________________________________________________
2:00 p.m., New York City time, on April 8, 2013.

Reference Yield Determination Date
The determination of the Reference Yield related to the corresponding bid-side price of the UST Reference Security displayed on the Bloomberg Reference Page, each as set forth in the table on the cover page.

5:00 p.m., New York City time, on April 8, 2013, unless extended.
Early Participation Deadline
The last chance for holders to tender Notes to qualify for the payment of the Total Consideration, which includes the Early Participation Amount, on the Early Payment Date, and the last chance for holders to withdraw tenders of Notes tendered prior to the Early Participation Deadline.

April 9, 2013.
Announcement of Early Participation Results
Announcement of the Issuer's decision whether to accept valid tenders of Notes tendered prior to the Early Participation Deadline distributed by way of the issue of a press release to one or more Notifying News Service(s) and via RNS.

The Early Payment Date shall occur after the Early Participation Deadline and is expected to be on or about April 9, 2013.
Early Payment Date
The date the Issuer will deposit with the Clearing Systems the amount of cash necessary to pay to each holder of Notes tendered before the Early Participation Deadline that are accepted for purchase by the Issuer the Total Consideration (which includes the Early Participation Amount) plus Accrued Interest in respect of such Notes. The Issuer has no obligation to pay interest by reason of any delay by the Clearing Systems in making payment to holders of Notes that are accepted for purchase by the Issuer.

April 24, 2013	Issuer's Q1 2013 Interim Management Statement expected to be published
5:00 p.m., New York City time, on April 25, 2013, unless extended.
Withdrawal Deadline
The last chance for holders to validly withdraw tenders of the Notes tendered after the Early Participation Deadline but prior to the Expiration Deadline, subject to limited exceptions.

5:00 p.m., New York City time, on April 25, 2013, unless extended.
Expiration Deadline
The last chance for holders to tender Notes to qualify for the payment of the Tender Offer Consideration on the Final Payment Date, which does not include the Early Participation Amount.

April 26, 2013.
Announcement of Result of Tender Offer
Announcement of the Issuer's decision whether to accept valid tenders of Notes tendered after the Early Participation Deadline but before the Expiration Deadline distributed by way of the issue of a press release to one or more Notifying News Service(s) and via RNS.

The Final Payment Date shall occur after the Expiration Deadline and is expected to be on or about April 30, 2013.
Final Payment Date
The date the Issuer will deposit with the Clearing Systems the amount of cash necessary to pay to each holder of Notes tendered after the Early Participation Deadline but before the Expiration Deadline that are accepted for purchase by the Issuer the Tender Offer Consideration (which does not include the Early Participation Amount) plus Accrued Interest in respect of such Notes. The Issuer has no obligation to pay interest by reason of any delay by the Clearing Systems in making payment to holders of Notes that are accepted for purchase by the Issuer.

Holders are advised to check with any Intermediary through which they hold Notes when such Intermediary would require to receive instructions from a holder in order for that holder to be able to participate in, or (in the circumstances in which withdrawal is permitted) withdraw their instruction to participate in, the Tender Offer before the deadlines specified above. The deadlines set by any such Intermediary and each Clearing System for the submission of Tender Instructions will be earlier than the relevant deadlines specified above. See the Offer to Purchase under the heading "Procedures for Tendering Notes."

For Further Information

A complete description of the terms and conditions of the Tender Offer is set out in the Offer to Purchase. Further details about the transaction can be obtained from:

The Dealer Manager

Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019
United States
Telephone: +1 (212) 528-7581
US Toll Free Number: +1 (800) 438-3242
Attention: Liability Management Group
Email: liability.management@barclays.com

The Tender Agent

Global Bondholder Services Corporation
65 Broadway - Suite 404
New York, New York 10006
United States
Banks and Brokers Call: +1 (212) 430-3774
Toll Free Number: +1 (866) 470-4200
Facsimile: +1 (212) 430-3775/3779
Attention: Corporate Actions
Email: Info@gbsc-usa.com

A copy of the Offer to Purchase is available to eligible persons upon request from the Tender Agent.

Analyst and Investor Information

Further information for analysts and investors can be obtained from the following contacts at Barclays:

Investor Relations
Charlie Rozes
Tel: +44 (0) 20 7116 5752

Barclays Treasury
Steven Penketh
Tel: +44 (0) 20 7773 0125

Media Relations
Giles Croot
Tel: +44 (0) 20 7116 6132

DISCLAIMER

This announcement must be read in conjunction with the Offer to Purchase. No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement. This announcement and the Offer to Purchase contain important information, which must be read carefully before any decision is made with respect to the Tender Offer. If any holder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax and financial advice, including as to any tax consequences, from its stockbroker, bank manager, lawyer, accountant or other independent financial adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to participate in the Tender Offer. None of the Issuer, the Dealer Manager or the Tender Agent (or any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons) makes any recommendation as to whether holders should participate in the Tender Offer.

General

Neither this announcement, the Offer to Purchase nor the electronic transmission thereof constitutes an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes for purchase pursuant to the Tender Offer will not be accepted from holders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the Notes, blue sky or other laws require the Tender Offer to be made by a licensed broker or dealer and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in any such jurisdiction, the Tender Offer shall be deemed to be made by such Dealer Manager or such affiliate, as the case may be, on behalf of the Issuer in such jurisdiction.

In addition, each holder participating in the Tender Offer will be deemed to give certain representations in respect of the other jurisdictions referred to below and generally as set out in "Procedures for Participating in the Tender Offer" in the Offer to Purchase. Any tender of Notes for purchase pursuant to the Tender Offer from a holder that is unable to make these representations will not be accepted.

United Kingdom

The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Tender Offer is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order")) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (such persons together being the "Relevant Persons"). The Tender Offer is only available to Relevant Persons and the transactions contemplated in the Offer to Purchase will be available only to, or engaged in only with, Relevant Persons, and this financial promotion must not be relied or acted upon by persons other than Relevant Persons.

France

The Tender Offer is not being made, directly or indirectly, to the public in the Republic of France ("France"). Neither this announcement, the Offer to Purchase nor any other documents or materials relating to the Tender Offer have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code Monétaire et Financier, are eligible to participate in the Tender Offer. The Offer to Purchase and any other document or material relating to the Tender Offer have not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.

Italy

None of the Tender Offer, this announcement, the Offer to Purchase or any other documents or materials relating to the Tender Offer has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian laws and regulations.

The Tender Offer is being carried out in the Republic of Italy ("Italy") as exempted offers pursuant to article 101-bis, paragraph 3-bis of Legislative Decree No. 58 of 24 February 1998, as amended (the "Financial Services Act") and article 35-bis of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the"CONSOB Regulation"). The Tender Offer is also being carried out in compliance with article 35-bis, paragraph 7 of the CONSOB Regulation.

Holders, or beneficial owners of the Notes, located in Italy can tender some or all of their Notes pursuant to the Tender Offer through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Tender Offer.